SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934.
Commission File Number: 0-15386
CERNER CORPORATION
(Exact name of registrant as specified in its charter)
2800 Rockcreek Parkway
North Kansas City, Missouri 64117
(816) 201-1024
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)
Common Stock, $.01 par value per share
(Title of all other classes of securities for which a duty to file reports under Section 13(a)
or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None*
* The Preferred Stock Purchase Rights expired on November 21, 2006, pursuant to the terms of the Amended and Restated Rights Agreement, dated March 12, 1999, between the Registrant and UMB Bank, N.A., as Rights Agent. The Registrant initially filed a Form 8-A to register the Rights on December 3, 1996, which Form 8-A was subsequently amended on March 31, 1999.

          Pursuant to the requirements of the Securities Exchange Act of 1934, Cerner Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CERNER CORPORATION
Date: December 6, 2006	By:	/s/
Marc G. Naughton
Chief Financial Officer